UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Timken Company

(Name of Issuer)

Common Stock, $0.00 par value

(Title of Class of Securities)

887389104

(CUSIP Number)

Ralph V. Whitworth	Debra Smith
Relational Investors, LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS 04
San Diego, CA 92130	West Sacramento, CA 95605
(858) 704-3333	(916) 414-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,495,247

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,495,247

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.73%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,338,672

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,338,672

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.48%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,691,438

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,691,438

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.76%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,495,247

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,495,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.73%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,495,247

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,495,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.73%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) California State Teachers’ Retirement System

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Government Pension Plan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 397,027

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 182,540

	10.	Shared Dispositive Power 214,487(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 397,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.41%

14.	Type of Reporting Person (See Instructions) EP

(1)	These shares are managed by external managers as further described in Item 5.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.00 par value (the “Shares”), of The Timken Company, an Ohio corporation (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 1835 Dueber Ave., SW, Canton, OH 44706.

Item 2.	Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”) and Relational Investors Mid-Cap Fund II, L.P. (“MC II”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs and the investment adviser of certain client managed accounts, the “Managed Accounts”. The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of the Relational LPs, and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Relational Entities”).

This Statement is also being filed by California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit plan. The principal business of CalSTRS is to provide retirement related benefits and services to teachers in public schools and community colleges in California.

CalSTRS and the Relational Entities are filing this statement jointly as they have formed a group with the purpose of supporting a shareholder proposal. See Item 4 below for further discussion of such shareholder proposal, which is incorporated into this Item 2 by reference.

The Relational Entities and CalSTRS together are the “Reporting Persons”.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Relational Entities is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.
The business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

Item 3.      Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 5,892,274 Shares for total consideration (including brokerage commissions) of $254.3 million derived from their working capital.

Item 4.      Purpose of the Transaction

The Reporting Persons believe the Shares reported in this Statement are undervalued by the market at the present time.

The Reporting Persons believe that the market significantly undervalues the Company due to its combination of two incongruent, core businesses and that a spin-off of the Steel business segment (“Steel business”) from the remaining business segments (collectively, “Bearings business”) would maximize shareholder value.  In August 2012, Relational met with Company management and board members to recommend the Company hire advisors to effectuate a spin-off of its Steel business into a separately traded public company.  A copy of the presentation discussed with the Company is attached herewith as Exhibit C.

Following the meeting, there is no evidence in the Company’s public disclosures or otherwise that the Company has taken steps to independently evaluate the potential value creation of a spin-off of the Steel business.  Based on Relational’s communications with management and other publicly available information is seems clear that management continues to believe that improving returns and decreasing volatility in the Steel business can correct the trading discount.  The Reporting Persons believe, however, that even if such improvements come to fruition, the Company will continue to trade at a discount due to the widely divergent business characteristics.  Separating the two businesses would maximize shareholder value partly because the Steel business would be valued and classified as a “materials” company and the Bearings business as an “industrial” company.  The publicly traded companies comprising these two industry sectors have divergent operating and financial characteristics and are generally followed and evaluated by different industry analysts.  At any given time investors value these two industry segments separately within a broad range depending on many market, economic and firm-specific factors.

One of the Reporting Persons, CalSTRS submitted a shareholder proposal pursuant to the Company’s bylaws and SEC Rule 14(a)-8 to be voted upon by the Company’s shareholders at the Company’s next annual meeting (the “Proposal”).  The Proposal recommends that the board of directors and management act expeditiously to engage an investment banking firm to effectuate a spin-off of the Steel business into a separately traded public company. As previously described, we believe that a spin-off of the Steel business would fundamentally and positively change the way the market values the overall business when summing the share prices of the resulting two publicly traded companies.  The Reporting persons have agreed to work together to support the Proposal.  A copy of the Proposal is attached as Exhibit D.

The Reporting Persons intend to closely monitor the Company’s performance, business mix and strategic direction and may modify their plans in the future depending on future events and any actions taken or omitted by the Company.  The Reporting Persons and their representatives and advisers intend to continue their discussions regarding the Company, its business mix and strategic direction, with members of the board of directors and management of the Company.  In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

The Reporting Persons reserve the right to, and may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including seeking representation on the Company’s board of directors at a special or annual meeting of the Company’s shareholders including nominating directors at the 2013 or 2014 meetings or both.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

As of the date of this Statement, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 5,892,274 Shares, constituting approximately 6.15% of the outstanding Shares.  The percentage of Shares owned is based upon 95,847,056 Shares reported to be outstanding on September 30, 2012, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	465,137	0.49%	Sole
MC I	3,338,672	3.48%	Sole
MC II	1,691,438	1.76%	Sole
CalSTRS	397,027	0.41%	Shared

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 465,137 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 5,030,110 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CalSTRS beneficially owns the underlying shares identified above and has sole voting authority over such shares. CalSTRS may be deemed to share the dispositive power over 214,487 shares that it beneficially owns with certain of its external asset managers.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           CalSTRS has the sole power to vote or to direct the vote of all of the Shares it beneficially owns as disclosed in item (a).  Except for 214,487 Shares, CalSTRS has the sole power to dispose or to direct the disposition of all Shares it beneficially owns as disclosed in item (a).     CalSTRS shares the power to dispose or to direct the disposition of 214,487 Shares it beneficially owns with certain of its external managers, as follows:

Name of investment manager	Number of shares

BlackRock Inc.	53,166

Phocas Financial Corporation	11,621

Delphi Management, Inc.	83,000

First Quadrant, L.P.	66,700

The principal business of BlackRock Institutional Trust Company, N.A. (“BlackRock”) is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles.  Its business address is 400 Howard Street, San Francisco, CA 94105.  BlackRock informed CalSTRS that, on January 20, 2012, BlackRock entered into an Offer of Settlement (the “Agreement”) with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BlackRock.  Without admitting or denying wrongdoing, BlackRock agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BlackRock violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a).   Blackrock also agreed to refrain from any further violations of the above-mentioned statutory provisions.  The CFTC did not allege, nor find, that any clients of BlackRock or any related affiliate were harmed in any way.  Other than the Agreement, during the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Phocas Financial Corporation (“Phocas”) is to provide investment advisory services to institutional investors.   Its business address is 980 Atlantic Avenue, Suite 106, Alameda CA 94501.  During the last five years, Phocas has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Delphi Management, Inc. (“Delphi”) is to provide investment advisory services to institutional investors.   Its business address is 50 Rowes Wharf #540, Boston, MA 02110.  During the last five years, Delphi has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of First Quadrant, L.P. (“First Quadrant”) is to provide investment advisory services to institutional investors.  Its business address is 800 E. Colorado Boulevard, Suite 900, Pasadena, CA 91101.  During the last five years, First Quadrant has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts. Except with respect to the 214,487 shares it beneficially owns with certain of its external managers as disclosed in items (a) and (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement and beneficially owned by CalSTRS.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit B, and except for the investment discretion and voting authority described in Item 2 of this Statement and in the respective partnership agreements and investment management agreements of the Relational LPs and Managed Accounts which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s or managed account’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.
Exhibit B – Joint Filing Agreement.
Exhibit C – Presentation to Company by RILLC dated August 23, 2012.
Exhibit D – Shareholder Proposal sent to Company by CalSTRS.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

		By:	/s/ Debra Smith
Debra Smith, Director of Operations

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days.

B.	Joint Filing Agreement

C.	Presentation to Company by RILLC dated August 23, 2012.

D.	Shareholder Proposal sent to Company by CalSTRS.